UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

                 Dune Energy, Inc.

(Name of Issuer)

       Common Stock, par value $0.001 per share

(Titles of Class of Securities)

                                 265338707

(CUSIP Number)

                           December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on following pages)

(Page 1 of 9 Pages)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 265338707		13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Opportunities Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 9,737,467
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 9,737,467
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,737,467
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.3% (1)
12	TYPE OF REPORTING PERSON* CO

(1) Based on a total of 73,149,359 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of November 13, 2014, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2014.

CUSIP No. 265338707		13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  (b) 
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 9,737,467
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 9,737,467
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,737,467
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.3% (2)
12	TYPE OF REPORTING PERSON* IN

 (2) Based on a total of 73,149,359 shares of Common Stock of the Issuer outstanding as of November 13, 2014, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2014.

CUSIP No. 265338707		13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  (b) 
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 9,737,467
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 9,737,467
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,737,467
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.3% (3)
12	TYPE OF REPORTING PERSON* IN

(3) Based on a total of 73,149,359 shares of Common Stock of the Issuer outstanding as of November 13, 2014, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2014.

Item 1(a). Name of Issuer:

Dune Energy, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

Two Shell Plaza

777 Walker Street, Suite 2300

Houston, Texas 77002

Item 2(a). Name of Person Filing:

This Amendment No. 3 to Schedule 13G (as amended, the “Schedule 13G”) is being filed jointly on behalf of TPG Opportunities Advisors, Inc., a Delaware corporation (“Opportunities Advisors”), David Bonderman and James G. Coulter (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

Opportunities Advisors is the general partner of each of (i) TPG Opportunity Fund I, L.P., a Delaware limited partnership (“Opportunity I”), which directly owns 6,820,726 shares of Common Stock of the Issuer reported herein (the “Opportunity I Shares”) and (ii) TPG Opportunity Fund III, L.P., a Delaware limited partnership (“Opportunity III” and, together with Opportunity I, the “TPG Funds”), which directly owns 2,916,741 shares of Common Stock of the Issuer reported herein (the “Opportunity III Shares” and, together with the Opportunity I Shares, the “Shares”). Because of Opportunities Advisors’ relationship to the TPG Funds, Opportunities Advisors may be deemed to beneficially own the Shares.

David Bonderman and James G. Coulter are officers and sole shareholders of Opportunities Advisors and therefore may be deemed to beneficially own the Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Item 2(c). Citizenship:

See responses to Item 4 of each of the cover pages.

Item 2(d). Titles of Classes of Securities:

Common Stock, par value $0.001 per share (“Common Stock”).

Item 2(e). CUSIP Number:

265338707.

Page 5 of 9 Pages

Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4.   Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

Page 6 of 9 Pages

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See response to Item 2(a) above.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

TPG Opportunities Advisors, Inc.
By: /s/ Jennifer Mello
Name:	Jennifer Mello
Title:	Vice President

David Bonderman

By: /s/ Ronald Cami
Name:	Ronald Cami, on behalf of David Bonderman (4)

James G. Coulter

By: /s/ Ronald Cami
Name:	Ronald Cami, on behalf of James G. Coulter (5)

_______________

(4) Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on August 14, 2013 (SEC File No. 005-83906).

(5) Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Coulter on August 14, 2013 (SEC File No. 005-83906).

Page 8 of 9 Pages

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*

_______________

* Incorporated herein by reference to the Agreement of Joint Filing by TPG Opportunities Advisors, Inc., David Bonderman and James G. Coulter, dated as of January 13, 2012, which was previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Opportunities Advisors, Inc., David Bonderman and James G. Coulter on January 13, 2012.

Page 9 of 9 Pages